Exhibit 99.1

Borr Drilling Limited – Creditor Approval for Financing Plan

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to confirm that the liquidity improvement plan announced in December 2020 has received support from its creditors, including:

•	The $400m syndicated bank facilities maturity deferred to January 2023
•	The $195m Hayfin facility maturity deferred to January 2023
•
$760m PPL facilities maturity amended to May 2023, with interest payments deferred until March 2023, except $6m payment in 2021 and $12m in 2022 (estimated accumulated interest deferred is in excess of $110m, including the approximately $65m announced in May 2020)

•
The $272m Keppel newbuild delivery facilities for three delivered rigs all extended by one year (from five to six year financing) and interest deferred to the fourth anniversary of the drawdown of each loan. The Company will make payments to Keppel of $6m in 2021 and $12m in 2022

•	The $620m in Keppel newbuilding delivery commitments for five rigs deferred to 2023, with the first delivery in May 2023 and the final delivery in December 2023
•	In addition, there will be amendments to certain of the current financial covenants, including the minimum value covenants

These terms have been approved by the credit committees of the syndicate banks and Hayfin. In addition, the Company has a signed term-sheet with PPL, and an agreement in principle with Keppel, subject to final board approval. The agreements above are subject to conditions, including completion of a $40m equity raise. The Company is working on definitive documentation to reflect these terms expected to be concluded shortly.

“Borr Drilling is very thankful for the support received from its creditors. The liquidity improvement plan, which started mid-2020, including this recent financing plan, has contributed over USD 1 billion in total liquidity improvements until 2023 and improved our runway. We remain optimistic about the opportunities for Borr Drilling in the current market environment” says CEO Patrick Schorn

19 January 2021
Hamilton, Bermuda

Forward looking statements
This announcement includes forward looking statements, which are statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include statements with respect to the Company's liquidity improvement plan, that such plan has received support from creditors, the terms of such plan, and the expected benefits of such plan including expected liquidity improvement and improved runway, and the condition of an equity raise including the amount of the equity raise, the Company negotiating definitive documentation with a view to concluding such documentation shortly and other non-historical statements. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to the liquidity improvement plan including the risk that Keppel board approval for the agreements above is not obtained, that the Company is unable to reach final agreement and execute definitive documentation with the relevant creditors and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, including risks relating to the contemplated equity raise and the risk that such conditions are not met, risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations; risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, that factoring arrangements are not effective in improving cash flow, risks relating to industry conditions and tendering activity, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due, risks relating to our liquidity requirements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks included in our filings with the Securities and Exchange Commission including those set forth under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2019 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA).

This announcement does not constitute an offer to buy, sell or subscribe for any securities described herein. The equity raise referenced herein has not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.